

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Mr. Joseph Macnow
Executive Vice President – Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-11954**
> **Vornado Realty L.P.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-34482**

Dear Mr. Macnow:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where applicable, our comments apply to the Forms 10-K for both Vornado Realty Trust and Vornado Realty L.P.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. We note the agreements filed as exhibits 10.45 and 10.46, which appear to indicate that Michelle Felman ceased her employment with the company as of December 31, 2010 and began providing the company with consulting services as of January 1, 2011. We further note that Ms. Felman was listed as a named executive officer in your Form 10-K for the fiscal year ended December 31, 2009. Please explain to us why you did not file a Form 8-K pursuant to Item 5.02 of the form in connection with her departure as an executive officer.

Item 1. Business, page 4

Acquisitions and Investments, page 5

2.   We note that you own an economic interest in 23,400,000 common shares of J.C. Penny Company, Inc. In future periodic filings, please clarify your investment strategy for this investment.

3.   In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Item 2. Properties, page 23

4.   We note your use of "annualized rent PSF," "average annual escalated rent per square foot," "average initial rent per square foot," and "average annual net rent per square foot" in this section of your report. In future periodic filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

5.   In future periodic filings, please also include data regarding geographic diversification on a portfolio basis.

New York Office Properties, page 41

6.   We note your disclosure regarding the 42.6% increase over the prior escalated rent per square of retail space contained in the New York office buildings on page 42. In future periodic filings, please provide similar disclosure with respect to your Washington, DC office properties or explain to us why such information is not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 65

7.   We note that leases representing approximately 6.3% of New York office properties and 13.6% of Washington, DC office properties are expiring in 2011. In future periodic filings, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period.

2010 Financing Activities, page 71

8.   Please provide us with a more detailed description of the acquisition of the mortgage loan secured by the Springfield Mall and the acquisition of your partner's interest in the partnership that owns the mall. In your response, please tell us how you calculated the net gain on early extinguishment of debt.

Leasing Activity, page 72

9.   In future periodic filings, please expand your disclosure to discuss periodic step-ups in
        leases signed in the reporting period. To the extent practicable, please quantify the
        percentage of your new leases that have step-ups and provide the range of step-ups.

Critical Accounting Policies

Real Estate, page 74

10.   In future filings please discuss how it is determined when capitalization begins and ends
        as part of your capitalization period especially as it relates to soft costs such as interest,
        payroll and other G&A.

Same Store EBITDA, page 86

11.   We note your definition of "same store" EBITDA. In future periodic filings, to the extent
        you remove properties from the "same store" category for reasons other than a sale of the
        property, please identify any such properties that were removed from the same store
        portfolio during the reporting period.

Liquidity and Capital Resources, page 99

12.   We note your disclosure that during 2011 and 2012, $2.07 billion and $2.10 billion of
        your outstanding debt matures, respectively, and that you may refinance your maturing
        debt as it comes due or choose to repay it. In future filings, please provide a more robust
        discussion and analysis of the course of action you intend to take to meet your contractual
        obligations, including the source(s) of cash expected to be available to repay maturing
        debt and/or the types of financing that are, or that are reasonably likely to be, available
        (or of the types of financing that you would want to use but that are, or are reasonably
        likely to be, unavailable) and the impact on your cash position and liquidity.

Capital Expenditures, page 106

13.   Please separately quantify for us the amount of payroll and other general and
        administrative expenses capitalized or deferred in each of the three years ended
        December 31, 2010, for 1) development and redevelopment and 2) payroll costs directly
        related and essential to your leasing activities.

Development and Redevelopment Expenditures, page 106

14.   In future periodic filings, in addition to providing the aggregate expense on development
        projects, please also include development and redevelopment expenditures on a per

square foot or unit basis. In addition, please provide a brief description of how you calculate the expense amount, including whether tenant improvement and leasing commissions are included.

Note 4. Marketable Securities and Derivative Instruments, page 129

15.   Please revise in future filings to disclose information about the contractual maturities of securities classified as available for sale as of the date of the most recent statement of financial position presented. Refer to ASC 320-10-50-2.

Note 5. Investments in Partially Owned Entities, page 133

16.   Please tell us how you determined it was appropriate to record a gain on the partial sale of the Warner Building, in light of your retained interest in the property and continued involvement in the operations of the property.

Note 17. Comprehensive Income, page 157

17.   Please revise in future filings to display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements and to separately disclose the accumulated balances for each classification of items within accumulated other comprehensive income. Refer to paragraphs 8 through 14 of ASC 220-10-45.

Note 19. Commitments and Contingencies, page 160

18.   We note your disclosures related to the Stop & Shop litigation. For loss contingencies that you have not accrued for because any of the conditions in ASC 450-20-25-2 were not met, or where an exposure to loss exists in excess of the amount accrued, please revise in future filings to disclose an estimate of the reasonably possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Michael McTiernan, Assistant Director, at (202) 551-3852 with any other questions.

Sincerely,

Daniel Gordon
Branch Chief